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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Mail Processing
Section
FEB 29 2008
Washington, DC
108

SEC FILE NUMBER
8- 67574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 31, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadOak Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 Wisconsin Ave, Suite 630
(No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Snider, Managing Member, Chief Compliance Officer — (301) 358-2694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300	Vienna	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Snider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BroadOak Partners LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member, CCO, BroadOak Partners LLC

Title

Notary Public

SELMA Z. SANCHEZ
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires June 1, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2737

Tel: (703) 744-6700
Fax: (703) 744-6701
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Member of
BroadOak Partners, LLC

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC, as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the period January 31, 2007 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BroadOak Partners, LLC as of December 31, 2007, and the results of its operations, changes in member's equity and its cash flows for the period January 31, 2007 (inception) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that BroadOak Partners, LLC will continue as a going concern. As more fully described in note 1, the Company has incurred an operating loss, has not generated sufficient cash flow and does not have adequate working capital to fund its operations through December 31, 2008. These conditions raise doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Vienna, Virginia
February 26, 2008

BroadOak Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	39,152
Accounts receivable		20,000
Prepaid expenses		1,000
Total assets	$	60,152

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Total liabilities		-
Member's equity		60,152
Total liabilities and member's equity	$	60,152

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC

STATEMENT OF OPERATIONS

For the period January 31, 2007 (inception) through December 31, 2007

Revenue	
Investment banking revenue	$ 20,000
Total revenue	20,000
Expense	
Management fee	37,900
Occupancy	33,885
Salaries	71,767
Dues and filing fees	4,000
Miscellaneous	1,296
Total expenses	148,848
	(128,848)
Other income	35,000
Net loss	$ (93,848)

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the period January 31, 2007 (inception) through December 31, 2007

Contributions	$	154,000
Net loss		(93,848)
Balance, December 31, 2007	$	60,152

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC

STATEMENT OF CASH FLOWS

For the period January 31, 2007 (inception) through December 31, 2007

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net loss	$	(93,848)
Increase in accounts receivable		(20,000)
Increase in prepaid expenses		(1,000)
Net cash used in operating activities		(114,848)
Cash flows from financing activities		
Contributions		154,000
Net cash provided by financing activities		154,000
NET INCREASE IN CASH		39,152
Cash, beginning of period		-
Cash, end of period	$	39,152

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the Company), a Delaware corporation, formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC (BroadOak Capital). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the investment banking business and acts as a broker on behalf of corporations, partnership, and other entities which sell assets and/or issue securities in private placement. The Company also provides financial advisory and other consulting services to institutional customers.

Management's Plans

The accompanying financial statements have been prepared on the basis of the Company continuing as a going concern. The Company began operations in 2007 and received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Further, the Company does not have sufficient working capital to fund its operating activities through the end of 2008. The Company's ability to repay BroadOak Capital on an on-going basis will be dependent on the Company's ability to generate revenue and cash flow from operations or obtain additional funding from BroadOak Capital. These conditions raise doubt about the Company's ability to continue as a going concern.

Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from consulting and placement services that will be sufficient to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to improve future profitability and cash flow in its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or generate significant revenues from such services. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's ability to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are derived from the services provided to customers. The allowance for doubtful accounts is the Company's best estimate of possible uncollectible receivables. As of December 31, 2007, the Company has recorded an allowance of $0.

Revenue Recognition

The Company's revenue consists of investment banking fees. The company recognizes all revenues in the period in which the services are performed, provided evidence of a contractual arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured.

Income Taxes

The Company is a Limited Liability Company (LLC), which has elected to be treated as a partnership for federal and state income tax purposes. As a partnership for tax purposes, the entity is not taxed and members of the Company are taxed on the Company's flow through income or loss. Accordingly, the Company does not record a provision for income taxes.

Other Income

Other income consists of a one-time payment in 2007 from FINRA in connection with the consolidation of NASD and NYSE Regulation.

2. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays a monthly management fee, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred by the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the period ended December 31, 2007, these services totaled $148,848.

3. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2007, the Company had net capital of $39,152. The Company had indebtedness of $0 at December 31, 2007, and, accordingly, the ratio of aggregate indebtedness to net capital was 1-to-0 at December 31, 2007.

SUPPLEMENTAL INFORMATION

BroadOak Partners, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

COMPUTATION OF NET CAPITAL

Line

1. Total ownership equity from statement of financial condition	$	60,152
5. Total capital and allowable subordinated liabilities		60,152
6. Deduction: Nonallowable assets		21,000
10. Net capital	$	39,152

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

BroadOak Partners, LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line

11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	-
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	34,152
15. Excess net capital at 1000%	$	34,152

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	-
20. Percentage of aggregate indebtedness to net capital		0%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Broad Oak Partners, LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2007

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Reznick Group

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2737

Tel: (703) 744-6700
Fax: (703) 744-6701
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Broad Oak Partners, LLC

In planning and performing our audit of the financial statements of Broad Oak Partners, LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Atlanta ■ Austin ■ Baltimore ■ Bethesda ■ Birmingham ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Reznick Group

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Vienna, Virginia
February 26, 2008

END